MANAGEMENT’S REPORT

The consolidated financial statements of Enterra Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because of precise determination of certain assets and liabilities are dependent on future events. The financial and operating information presented in the reporting is consistent with that show in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each partly is properly discharging its responsibilities. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

Signed “Don Klapko”

Signed “Blaine Boerchers”

Chairman

Chief Financial Officer

March 30, 2009

March 30, 2009

ENTERRA ENERGY TRUST

Auditors’ report

To the Unitholders of Enterra Energy Trust

We have audited the consolidated balance sheets of Enterra Energy Trust ("the Trust") as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), deficit and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 26, 2009

As at December 31 (in thousands of Canadian dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	13,638	3,554
Accounts receivable (note 13)	46,119	30,391
Prepaid expenses, deposits and other	1,959	2,270
Commodity contracts (note 13)	14,338	607
Future income tax asset (note 12)	-	2,187
	76,054	39,009
Property, plant and equipment (note 4)	491,654	556,778
Long term receivables (note 20)	19,310	4,003
	587,018	599,790

Liabilities
Current liabilities
Bank indebtedness (note 6)	95,466	171,953
Accounts payable and accrued liabilities	37,949	35,763
Future income tax liability (note 12)	4,187	-
Commodity contracts (note 13)	-	5,764
Note payable (note 7)	-	711
	137,602	214,191
Convertible debentures (note 9)	113,420	111,692
Asset retirement obligations (note 8)	22,151	29,939
Future income tax liability (note 12)	19,429	24,784
	292,602	380,606

Unitholders’ equity (note 10)
Unitholders’ capital	669,667	667,690
Equity component of convertible debentures (note 9)	3,977	3,977
Warrants	-	1,215
Contributed surplus	8,620	4,660

Accumulated other comprehensive income (loss) (note 11)	18,471	(44,978)
Deficit	(406,319)	(413,380)
	(387,848)	(458,358)
	294,416	219,184

	587,018	599,790

Commitments and contingencies (notes 17 and 18)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed “Peter Carpenter”

Signed “Victor Dusik”

Director

Director

ENTERRA ENERGY TRUST

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For year ended December 31 (in thousands of Canadian dollars except per unit amounts)
	2008	2007
Revenues
Oil and natural gas	275,497	207,036
Royalties	(58,350)	(45,365)
	217,147	161,671

Expenses
Production	55,846	62,483
Transportation	2,492	2,340
General and administrative	15,858	20,414
Provision for non-recoverable receivables (note 13)	8,522	-
Interest expense (note 14)	17,466	22,582
Unit-based compensation expense	4,415	4,128
Depletion, depreciation and accretion (notes 4 and 8)	99,377	150,701
Goodwill impairment (note 5)	-	76,463
Foreign exchange loss	1,279	546
	205,255	339,657
Income (loss) before income taxes	11,892	(177,986)

Income taxes (note 12)
Current	344	101
Future expense (reduction)	4,487	(36,051)
	4,831	(35,950)

Net income (loss)	7,061	(142,036)

Other comprehensive income (loss)
Foreign currency translation adjustment (note 11)	63,449	(46,908)
Comprehensive income (loss)	70,510	(188,944)

Net income (loss) per trust unit (note 10) – Basic and diluted	0.11	(2.38)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of year	(413,380)	(240,777)
Change in accounting policy (note 3)	-	1,009
Net income (loss)	7,061	(142,036)
Distributions declared	-	(31,576)
Deficit, end of year	(406,319)	(413,380)

 See accompanying notes to the consolidated financial statements.

(in thousand of Canadian dollars)
	2008	2007
Cash provided by (used in):
Operating
Net income (loss)	7,061	(142,036)
Depletion, depreciation and accretion (note 4 and 8)	99,377	150,701
Goodwill impairment (note 5)	-	76,463
Future income tax expense (reduction) (note 12)	4,487	(36,051)
Amortization of financing charges	548	988
Commodity contracts (gain) loss (note 13)	(20,072)	16,205
Foreign exchange loss	1,279	951
Unit-based compensation (note 10)	4,415	4,128
Non-cash interest on convertible debentures	1,728	1,339
Cash paid on asset retirement obligations (note 8)	(1,771)	(2,225)
	97,052	70,463
Changes in non-cash working capital items (note 15)	(5,492)	6,381
	91,560	76,844
Financing
Repayment of bank indebtedness (note 6)	(76,487)	(15,495)
Proceeds from (repayment of) notes, net	(742)	878
Distributions paid	-	(39,486)
Issuance of convertible debentures, net of issuance costs	-	37,514
Issue of trust units, net of issuance costs (note 10)	(97)	27,438
Capital lease	-	(1,702)
	(77,326)	9,147
Investing
Property, plant and equipment additions	(32,891)	(25,066)
Capital expenditure to be recovered (note 20)	(19,976)	(6,724)
Repayment of long-term receivable (note 20)	5,049	1,105
Proceeds on disposal of property, plant and equipment	39,553	11,349
Acquisition of Trigger Resources (note 4)	-	(63,257)
Changes in non-cash working capital items (note 15)	4,465	(1,778)
	(3,800)	(84,371)
Impact of foreign exchange on cash balances	(350)	(228)
Change in cash and cash equivalents	10,084	1,392
Cash and cash equivalents, beginning of year	3,554	2,162
Cash and cash equivalents, end of year	13,638	3,554

 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

Basis of presentation

Enterra Energy Trust (the “Trust”) was established in November 2003.  The Trust is an open-end unincorporated investment trust governed by the laws of the province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”).  The purpose of the Trust is to indirectly hold interests in petroleum and natural gas properties, through notes from, and investments in securities of its subsidiaries.  The beneficiaries of the Trust are the holders of trust units issued by the Trust (the “unitholders”).

These consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Enterra” for purposes of the following notes to the consolidated financial statements).  All inter-company accounts and transactions have been eliminated.

2.

Significant accounting policies

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)

Basis of accounting

Substantially all exploration, development and production activities related to the oil and gas business are conducted jointly with others and the accounts reflect only Enterra’s interest therein.

(b)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

(c)

Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Trust to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(d)

Petroleum and natural gas properties

Enterra follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada or the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)

Impairment test

The Trust places a limit on the carrying value of property and equipment, which may be depleted against revenues of future periods (the “ceiling test”).  The ceiling test is conducted separately for each cost center, Canada and the United States.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.

The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(f)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates.  The ceiling test calculation is based on estimates of reserves, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods.  These estimates are subject to fluctuations in market prices and will impact the consolidated financial statements of future periods.

(g)

Depletion and depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Enterra’s share of estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

(h)

Goodwill

Enterra recognizes goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired.  The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in impairment.  To assess impairment, the estimated fair value of a reporting unit is compared to its book value.  If the fair value is less than the book value, a second test is performed to determine the amount of impairment.  The amount of impairment is measured by allocating the estimated fair value to a reporting unit’s identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its estimated fair market value.  If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs.  Goodwill is stated at cost less impairment.  Goodwill was tested for impairment separately for the Canadian and the United States reporting units.

(i)

Asset retirement obligations

Enterra recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment.  The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on the unit-of-production method based on proved reserves.  The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.  As time passes, the change in net present value of the future retirement obligation is expensed through accretion.  Retirement obligations settled during the period reduce the future retirement liability.

(j)

Income taxes

Enterra follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future tax assets are recognized to the extent they are more likely than not to be realized.

The Trust is a taxable entity under the Canadian Income Tax Act and is currently taxable only on income that is not

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

distributed or distributable to the unitholders.  In 2007, changes to Canadian tax legislation resulted in a new tax on distributions from publicly traded income trusts commencing in 2011.  This has resulted in the recognition of future income taxes at the trust level.  Prior to 2007, future income taxes were recognized only on the corporate subsidiaries of the Trust.

(k)

Commodity contracts

Enterra uses commodity contracts such as collars, floors, calls and swaps to manage its exposure to commodity price fluctuations.  Actual amounts received, or paid, on the settlement of the commodity contracts are recorded in oil and gas revenue.  Enterra uses the fair value method for reporting commodity contracts whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value during a financial period are recorded in oil and natural gas revenue.

(l)

Trust unit compensation plans

       Enterra has multiple unit based compensation plans, which are described in note 10.  Compensation expense associated with each unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus.  Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital.  Compensation expense is based on the estimated fair value of the unit based compensation at the date of grant.

(m)

Foreign currency transactions

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions.  Current assets and liabilities denominated in foreign currencies are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Gains and losses are included in earnings.

The U.S. subsidiaries of Enterra are considered to be "self sustaining operations".  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in unitholders’ equity.

(n)

Per unit amounts

Per unit amounts are calculated using the weighted average number of units outstanding.  The Trust follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments.  Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.  Convertible debentures are included in the calculation of diluted income per unit based on the number of trust units that would be issued on conversion of the convertible debentures at the end of the year and an add-back of the associated interest expense for the year as long as the conversion results in a dilution to the Trust.

(o)

Environmental liabilities

The Trust records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from others, including insurance coverage, are recorded as an asset separate from the associated liability.

(p)

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.

Adoption of new accounting standards

Adopted in 2008

Financial instrument and capital disclosures

The CICA issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see note 13 and note 16).

Adopted in 2007

Effective January 1, 2007, Enterra adopted new Canadian accounting standards and related amendments to other standards on financial instruments.

i.

Financial instruments – recognition and measurement

The Trust's cash and cash equivalents, investments in marketable securities and commodity contracts have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value of these instruments are recorded in net income.  All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. At December 31, 2008 and 2007 there were no held to maturity or available for sale financial assets.  Enterra has not voluntarily elected to record any financial instruments as held for trading.

The Trust’s physical purchase and sale contracts have been designated as derivatives and are recorded at estimated fair value on the balance sheet with changes in estimated fair value each period charged to earnings.

Embedded derivatives that do not meet certain exemptions are also required to be separately accounted for at fair value with changes in fair value included in earnings.  Enterra elected January 1, 2007 as the effective date for assessing embedded derivatives.  There are no significant embedded derivatives that required separate accounting for the years ended December 31, 2008 and 2007.

Transaction costs on the convertible debentures are presented net of the related debt and amortized to earnings using the effective interest method.

ii.

Comprehensive income

Comprehensive income includes net loss, holding gains and losses on available for sale investments, gains and losses on cash flow hedges and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of earnings until realized.

The impact of adopting these standards at January 1, 2007 were as follows:

(in thousands of Canadian dollars)	As reported	Adjustments		As adjusted
Assets:
Current assets	55,166	2,637	(a)(b)	57,803
Deferred finance charges	4,676	(4,676)	(b)	-

Liabilities:
Convertible debentures	78,974	(3,481)	(b)	75,493
Future income tax	40,340	432	(a)	40,772

Unitholders’ equity
Cumulative translation adjustment	1,930	(1,930)	(c)	-
Deficit	(240,777)	1,009	(a)	(239,768)
Accumulated other comprehensive income	-	1,930	(c)	1,930

Notes:

(a) Physical purchase and sale contracts have been designated as derivatives and are measured at their estimated fair value of $1.4 million with the offset, as required on adoption of the new standards, included in retained earnings ($1.0 million net of income taxes).

(b) Convertible debenture financing costs of $3.5 million, previously classified as deferred financing charges, are reclassified to convertible debentures.  Financing fees of $1.2 million have been reclassified to prepaid expenses and are amortized over the term of the related credit facilities.

(c) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.  The cumulative translation adjustment as at December 31, 2006 was reclassified to accumulated other comprehensive income as required by the new standards.

Future accounting policies to be adopted

When Enterra has not adopted a new accounting standard that has been issued but not yet effective, the entity is required to disclose (a) this fact; and (b) known or reasonably estimable information relevant to assessing the possible impact that application of the new standard will have on the Trust’s financial statements in the period of initial application.

In December 2008, the CICA issued a new accounting standard for “Business Combinations”.  This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred.  The new standard becomes effective on January 1, 2011 and early adoption is permitted.  This standard will require the Trust to change its accounting policies for any new business combinations completed after the standard is adopted.

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

The Trust is currently assessing the impact of the conversion from Canadian GAAP to IFRS on the results of operations, financial position and disclosures.  A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe.  The Trust will provide disclosures of key

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

elements of its plan and progress on the project as the information becomes available during the transition period.

4.

Property, plant and equipment

(in thousands of Canadian dollars)	2008	2007
Oil and natural gas properties, including production and processing equipment	1,107,992	1,069,891
Accumulated depletion and depreciation	616,338	513,113
Net book value	491,654	556,778

At December 31, 2008 costs of undeveloped land and seismic of $11.8 million (2007 - $18.6 million) were excluded from and $3.0 million (2007 - $11.8 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At December 31, 2008 costs of undeveloped land of $11.9 million (2007 – $7.8 million) were excluded from and $3.7 million (2007 - $3.0 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in 2008 were $61.7 million and $35.8 million respectively (2007 – $77.7 million and $44.5 million).

During 2008 $1.8 million of general and administrative expenses and $0.6 million (including future taxes of $0.2 million) of unit-based compensation were capitalized and included in the cost of the petroleum and natural gas properties (2007 - $1.1 million and nil, respectively).

The following table summarizes the benchmark prices used in the ceiling test calculation. The petroleum and natural gas prices are based on the December 31, 2008 commodity price forecast of Enterra’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate (US$/CAD)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/GJ)	Henry Hub ($U.S./Mmbtu)
2009	60.00	0.850	69.60	7.40	7.25
2010	71.40	0.850	83.00	8.00	7.75
2011	83.20	0.900	91.40	8.45	8.60
2012	90.20	0.950	93.90	8.80	9.35
2013	97.40	1.000	96.30	9.05	10.10
2014	99.40	1.000	98.30	9.25	10.30
Escalate Thereafter	Average 2% per year	1.000	Average 2% per year	Average 2% per year	Average 2% per year

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at December 31, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down of the Canadian cost center or the U.S. cost center (2007 - $26.3 million write down in the Canadian cost center and no write down in the U.S. cost center).

Acquisition of Trigger Resources

On April 30, 2007 Enterra acquired all of the issued and outstanding shares of Trigger Resources Ltd. (“Trigger Resources”) for total consideration of $63.3 million.  Trigger was acquired to provide additional exposure to oil and gas developments in Saskatchewan and expand the Trust’s undeveloped acreage.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

(in thousands of Canadian dollars)
Allocation of purchase price:
Current assets	$ 2,806
Property, plant and equipment	81,382
Current liabilities	(2,781)
Future income tax liability	(15,576)
Asset retirement obligations	(2,574)
$ 63,257

(in thousands of Canadian dollars)
Consideration:
Cash	$ 62,965
Transaction costs	292
$ 63,257

5.

Goodwill

During 2007 Enterra recorded a goodwill impairment loss of $76.5 million relating to the Canadian reporting unit.  The goodwill impairment loss was a result of the Enterra’s net book value exceeding Enterra’s market capitalization.

6.

Debt

(in thousands of Canadian dollars)	2008	2007
Revolving credit facility	90,000	129,500
Operating credit facility	5,466	2,116
Second-lien facility	-	40,000
Other	-	337
Bank indebtedness	95,466	171,953

On June 25, 2008 Enterra entered into credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $12.0 million at December 31, 2008.  The second-lien facility is undrawn and declines by $3.0 million per quarter and terminates no later than October 1, 2009.  The Trust’s Bank Syndicate completed a mid-year borrowing base review in November 2008 and reaffirmed the borrowing base of $135.0 million.  The next scheduled review of the borrowing base is anticipated to be completed in April 2009 and changes to the amount of credit available may be made.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  Current borrowings under the revolving and operating credit facilities at December 31, 2008 were $95.5 million with no borrowings under the second-lien facility.  The maturity date of the revolving and operating credit facilities is June 24, 2009 and should the lenders decide not to renew the facility, the debt must be repaid on June 24, 2010.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the express approval of lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  As at December 31, 2008, borrowings under the revolving and operating credit facilities were at Canadian dollar BA or

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.  On January 2, 2009, these rates reduced to Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10% depending on the form of borrowing.

As at December 31, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 3.75% per annum.  At December 31, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien credit facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit facilities and as at December 31, 2008 had not been drawn down.  The facility bears interest according to a grid similar to the above and as of December 31, 2008 borrowings were at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

During 2008, Enterra repaid the other debt which had a balance of $0.3 million at December 31, 2007.

Enterra is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  In addition, distributions are limited to 100% of cash flow, as defined in the credit agreement, once distributions are permitted to be paid pursuant to the restrictions under the second-lien facility.  The Trust is in compliance with the terms and covenants of the credit facilities as at December 31, 2008.

At December 31, 2007, Enterra had a revolving extendible credit facility of $140.0 million and a $40.0 million second-lien non-revolving credit facility.  The credit facilities were further amended subsequent to December 31, 2007 such that Enterra had available $129.5 million revolving extendible facility, an $18.5 million operating facility and a $40.0 million second-lien non-revolving facility.

7.

Note payable

Enterra had a note payable that was for the purchase of certain natural gas interests in the U.S. which was repaid in full during the first quarter of 2008.

8.

Asset retirement obligations

The asset retirement obligations were estimated by management based on Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At December 31, 2008, the asset retirement obligation is estimated to be $22.2 million (2007 – $29.9 million), based on a total future liability of $39.2 million (2007 - $49.4 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 18 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	2008	2007
Balance, beginning of year	29,939	28,447
Acquisitions	-	2,574
Additions	223	2,108
Accretion expense	1,892	2,182
Dispositions	(8,712)	(2,130)
Costs incurred	(1,771)	(2,225)
Foreign exchange	580	(1,017)
Balance, end of year	22,151	29,939

9.

Convertible debentures

On April 26, 2007, the Trust issued $40.0 million of convertible debentures with a face value of $1,000 per convertible debenture that mature on June 30, 2012, bear interest at 8.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $6.80 per trust unit.  During 2008 and 2007, there were no conversions of the debentures.

On November 21, 2006, the Trust issued $138.0 million of convertible debentures that mature on December 31, 2011, bear interest at 8% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $9.25 per trust unit.  During 2008 and 2007, there were no conversions of the debentures.

At the option of the Trust, the repayment of the principal portion of the convertible debentures may be settled in trust units.  The number of trust units issued upon redemption by the Trust will be calculated by dividing the principal by 95% of the weighted average trading price of trust units.  The 8.25% convertible debentures are not redeemable on or before June 30, 2010 (8% - December 31, 2009). On or after July 1, 2010 and prior to maturity, the convertible debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture on or after July 1, 2010  (8% - January 1, 2010) and, on or before June 30, 2011 (8% - January 1, 2010), at a redemption price of $1,025 per convertible debenture and on or after July 1, 2011  (8% - January 1, 2011) and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any.  At December 31, 2008, the Trust had $80.3 million in 8% convertible debentures (2007 - $80.3 million) outstanding with an estimated fair value of $50.6 million (2007 - $66.6 million) and $40.0 million in 8.25% convertible debentures (2007 - $40.0 million) outstanding with an estimated fair value of $25.4 million (2007 - $32.0 million).

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2006	78,974	-	78,974	1,327
April 28, 2007 issuance	-	40,000	40,000	-
Portion allocated to equity	-	(2,765)	(2,765)	2,765
Issue costs reclassified against carrying value (note 3)	(3,481)	-	(3,481)	-
Issue costs	(305)	(2,069)	(2,374)	(115)
Accretion	844	494	1,338	-
Balance, December 31, 2007	76,032	35,660	111,692	3,977
Accretion	930	798	1,728	-
Balance, December 31, 2008	76,962	36,458	113,420	3,977

The unsecured convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion option.  If the debentures are converted to trust units, the debt and equity components are transferred to unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity with such increases reflected as non-cash interest expense in the consolidated statement of income.

10.

Unitholders’ equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

(in thousands of Canadian dollars except unit amounts)	Number of Units	Amount
Balance at December 31, 2006	56,097,875	635,134
Issued for cash pursuant to prospectus offering	4,945,000	29,176
Issued as financing fees related to the retirement of the 2006 bridge credit facilities	50,000	515
Issued for exchangeable shares	104,429	1,940
Issued under restricted unit plan	238,591	2,663
Unit issue costs	-	(1,738)
Balance at December 31, 2007	61,435,895	667,690
Issued under restricted unit plan	723,092	2,074
Unit issue costs	-	(97)
Balance at December 31, 2008	62,158,987	669,667

Warrants

In April 2005 as part of an agreement to issue equity, the Trust granted warrants to Kingsbridge Capital Limited to purchase 301,000 trust units.  The warrants had a three-year term that expired in April 2008.  The exercise price of the warrants was initially US$25.77 per trust unit and was reduced each month by the amount of the Trust’s distribution for such month on the trust units, provided that the price did not decrease below US$21.55 per trust unit.  No warrants were exercised from this issuance.

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2006	3,195
Trust unit option based compensation	1,300
Restricted and performance unit compensation	2,828
Transfer to trust units on restricted and performance unit exercises	(2,663)
Balance at December 31, 2007	4,660
Trust unit option based compensation	110
Restricted and performance unit compensation	4,709
Transfer to trust units on restricted and performance unit exercises	(2,074)
Expired warrants	1,215
Balance at December 31, 2008	8,620

Trust unit options

Enterra has granted trust unit options to its directors, officers and employees.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 60%.  The following options have been granted:

(in Canadian dollars, except for number of options)	2008		2007
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Options outstanding, beginning of year	1,474,334	$ 14.51	1,481,000	$ 20.28
Options granted	210,000	2.81	485,000	2.64
Options forfeited	(642,334)	21.65	(491,666)	20.08
Options outstanding, end of year	1,042,000	7.75	1,474,334	14.51
Options exercisable at end of year	685,336	$ 8.45	710,333	$ 17.14

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$1.65 to $2.81	660,000	$ 2.02	2.96	410,000	$ 1.96
$15.33 to $19.85	311,000	16.38	2.26	208,002	16.38
$20.12 to $26.80	71,000	23.27	1.31	67,334	23.44
	1,042,000	$ 7.75	2.64	685,336	$ 8.45

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2008	2007
Weighted-average fair value of options granted ($/option)	0.70	0.96
Risk-free interest rate (%)	2.5	4.7
Estimated hold period prior to exercise (years)	4	4
Expected volatility (%)	90	77
Expected cash distribution yield (%)	-	1

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16% for 2008 and 2007.  As at December 31, 2008 and 2007 the payout multiplier was estimated to be nil based on the Enterra’s total unitholder return compared to its peers.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2006	423,855	$ 14.91	212,948	$ 15.41
Granted	1,045,507	3.53	363,940	3.20
Vested	(215,383)	12.76	-	-
Forfeited	(196,496)	11.22	(122,717)	13.46
Units outstanding, December 31, 2007	1,057,483	$ 4.77	454,171	$ 6.29
Granted	2,070,683	3.77	-	-
Vested	(718,111)	3.99	-	-
Forfeited	(130,269)	4.37	(279,773)	7.61
Units outstanding, December 31, 2008	2,279,786	$ 4.13	174,398	$ 4.17

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the compensation cost is adjusted for the estimated payout multiple, which at December 31, 2008 and 2007 was nil.

Reconciliation of earnings per unit calculations

For the year ended December 31, 2008
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic	7,061	61,660,971	$0.11
Dilution effect from:
Restricted trust units		1,173,141
Trust unit options		177,433
Diluted	7,061	63,011,545	$0.11

For the year ended December 31, 2007
(in thousands of Canadian dollars except units and per unit amounts)	Net Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(142,036)	59,766,567	($2.38)

For the calculation of the weighted average number of diluted units outstanding for 2008, 382,000 options, 174,398 performance units and all convertible debentures and warrants were excluded, as they were anti-dilutive to the calculation.  For 2007, all options, restricted units, performance units, convertible debentures and warrants were excluded as they were anti-dilutive to the calculation.

Trust unit savings plan

Enterra established a trust unit savings plan whereby it will match an employee’s contributions to the plan to a maximum of 9.0% of their salary.  Both the contributions of the employee and the Trust were used to purchase trust units on the Toronto Stock Exchange.  During 2008 the Trust expensed approximately $0.4 million (2007 - $0.4 million) relating to its contributions to the plan.

11.

Accumulated other comprehensive income (loss)

(in thousands of Canadian dollars)	2008	2007
Opening balance	(44,978)	1,930
Cumulative translation of self-sustaining operations	61,378	(48,986)
Foreign exchange loss realized	2,071	2,078
Balance at December 31	18,471	(44,978)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

12.

Income taxes

The income tax provision differs from the amount of tax expense calculated by applying federal and provincial statutory tax rates to the earnings (loss) before taxes as follows:

(in thousands of Canadian dollars)	2008	2007
Income (loss) before income taxes	11,892	(177,986)
Combined federal and provincial income tax rate	29.7%	32.1%
Computed income tax expense (reduction)	3,532	(57,169)
Increase (decrease) resulting from:
Interest component of trust distributions	-	(10,139)
Goodwill impairment	-	24,560
Other non-deductible items	5,406	1,880
Difference between U.S. and Canadian tax rates	2,528	(2,076)
Change in estimated pool balances	(3,309)	567
Change in tax rates	(4,950)	2,447
Other	1,280	3,499
Capital tax	344	481
	4,831	(35,950)

The components of the net future income tax liability at December 31 were as follows:

(in thousands of Canadian dollars)	2008	2007
Future income tax assets:
Non-capital loss carry-forwards and other	42,867	47,475
Valuation allowance on non-capital losses	(16,612)	(9,451)
Asset retirement obligations	6,123	8,786
Attributed Canadian royalty income	1,317	1,317
Commodity contracts	-	1,516
Financing charges	480	850
	34,175	50,493
Future income tax liabilities:
Property, plant and equipment	(53,604)	(72,911)
Commodity contracts	(4,187)	(179)
Net future income tax liability	(23,616)	(22,597)

Non-capital loss carry-forwards, excluding those for which a valuation allowance has been taken, amongst Canadian and U.S. subsidiaries, totaled $61.3 million (2007 – $104.4 million) and expire from 2009 to 2025.

The effect of the enactment of the SIFT tax on the future tax provision for the year ended December 31, 2007 was not significant.

13.

Risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Trust had immediate access.  Where quoted market prices are not available, Enterra uses the closing price of the most recent transaction for that instrument.  In the absence of an active market, the Trust determines fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At December 31, 2008 the convertible debentures have a carrying value of approximately $113.4 million (December 31, 2007 - $111.7 million), excluding the amount allocated to the equity component and a fair value of approximately $76.0 million (December 31, 2007 - $98.6 million).  The fair value of the convertible debentures is determined based on market prices at December 31, 2008 and December 31, 2007 respectively.

(ii) Derivative commodity contracts

The Trust’s financial and physical commodity contracts are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at December 31, 2008, is estimated to be an asset of $14.3 million (December 31, 2007 – net liability of $5.2 million).  Included in the oil and natural gas revenues is an unrealized gain on financial derivatives of $20.2 million for 2008 (2007 - $16.8 million loss).  Included in production expenses for 2008 is an unrealized loss of $0.2 million (2007 – $0.4 million)

(iii)  Other financial instruments

Cash and cash equivalents have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:

•

maintaining sound financial condition;

•

financing operations; and

•

ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:

•

prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

•

recognize and observe the extent of operating risk within the business;

•

identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

•

utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Enterra’s process to manage changes in risks has not changed from the prior period.

(i) Market risks

Oil and gas commodity price risks

Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At December 31, 2008, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Floor	Gas	8.00 ($/GJ)	3,000 GJ	November 1, 2008 – March 31, 2009
Floor	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floor	Gas	9.50 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floor	Gas	10.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009

Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 31, 2009 – December 31, 2009

Enterra did not have any fixed price oil or gas physical contracts as at December 31, 2008.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Electricity commodity price risks

The Trust is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  The Trust’s outstanding electricity derivative contracts as at December 31, 2008 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The gains (losses) during the year from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Years ended December 31
	2008	2007
Realized commodity contract gain	1,915	6,249
Unrealized commodity contract gain (loss)	20,072	(16,205)
Net gain (loss) on commodity contracts	21,987	(9,956)

The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2008 related to commodity contracts of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	413	(413)
Natural gas derivative contracts (mcf)	987	(987)

	$1.00 per Mwh decrease in market price	$1.00 per Mwh increase in market price
Electricity derivative contracts (Mwh)	(32)	32

Foreign exchange currency risks

Enterra is exposed to foreign currency risk as approximately 45% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at December 31, 2008.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars:

(in thousands of dollars)	Canadian division(in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	7,830	1,295
Accounts receivable	4,977	26,893
Commodity contracts	10,963	-
Accounts payable	(1,596)	(9,935)
Net exposure	22,174	18,253

Effect of a $0.02 increase in U.S. to Cdn exchange rate:	-	-
Increase (Decrease) to pre-tax net income	443	-
Increase (Decrease) to other comprehensive income	-	365
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:	-	-
Increase (Decrease) to pre-tax net income	(443)	-
Increase (Decrease) to other comprehensive income	-	(365)

Interest rate risk

Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.  The convertible debentures bear interest at fixed rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at December 31, 2008.   The following sensitivities show the impact to pre-tax net income for the period ended December 31, 2008 of the respective changes in interest rates (increase / (decrease)).

(in thousands of Canadian dollars)	Change to pre-tax net income
	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	1,256	(1,256)

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	December 31, 2008	December 31, 2007
Accounts receivable – trade	39,178	23,264
Accounts receivable – joint venture	2,882	3,724
Accounts receivable – other (1)	14,340	4,517
Allowance for doubtful accounts	(10,281)	(1,114)
	46,119	30,391
Long-term receivables	19,310	4,003

(1) Included in accounts receivable – other is $8.6 million related to the current portion of the receivable from Petroflow Energy Ltd. (note 20).

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.  During 2008 Enterra did provide for an allowance as discussed below.

On July 22, 2008, SemGroup, a midstream and marketing company through which the Trust marketed a portion of the Trust’s production, filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  As a result, the Trust has recorded a provision for non-recoverable receivables for the full amount owed by SemGroup of $8.5 million with a corresponding decrease to net income ($6.0 million net of tax).

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at December 31, 2008	Trade	Joint Venture
Current	25,907	629
Over 30 days	3,582	203
Over 60 days	2,055	283
Over 90 days	7,634	1,767
	39,178	2,882

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•

the financial strength of the counterparties is assessed;

•

the total exposure is reviewed regularly and extension of credit is limited; and

•

collateral may be required from some counterparties.

As described in note 20, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold a portion of the joint venture partner’s share of production until such time as the amounts receivable are paid or the production withheld exceeds the amounts owed to Enterra.

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they come due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All financial liabilities have short-term maturities with the exception of the convertible debentures (note 9), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	1 Year	2 Years	3 Years	3-5 Years	Total	Fair Value
Bank indebtedness (1)	-	95,466	-	-	95,466	95,466
Interest on bank indebtedness (2)	3,580	1,790	-	-	5,370	5,370
Convertible debentures	-	-	80,331	40,000	120,331	76,049
Interest on convertible debentures	9,726	9,726	9,726	1,650	30,828	30,828
Accounts payable & accrued liabilities	37,949	-	-	-	37,949	37,949
Total obligations	51,255	106,982	90,057	41,650	289,944	245,662

(1)  Assumes the credit facilities are not renewed on June 24, 2009.

(2)  Assumes an interest rate of 3.75% (the rate on December 31, 2008).

The repayment terms and maturity dates of the credit facilities of Enterra are disclosed in note 6.

14.

Interest expense

During 2008, Enterra’s interest expense of $17.5 million (2007 – $22.6 million) was comprised of the following below.

(in thousands of Canadian dollars)	2008	2007
Interest on bank indebtedness	8,362	13,108
Interest on convertible debentures	11,454	9,963
Interest income	(2,350)	(489)
	17,466	22,582

15.

Changes in non-cash working capital

(in thousands of Canadian dollars)	2008	2007
Accounts receivable	(15,728)	8,589
Prepaid expenses, deposits and other	311	979
Accounts payable and accrued liabilities	2,186	(10,320)
Foreign exchange on working capital	12,204	5,355
Changes in non-cash working capital	(1,027)	4,603
Changes in non-cash operating working capital	(5,492)	6,381
Changes in non-cash investing working capital	4,465	(1,778)

During the year ended December 31, 2008 the Trust paid interest of $15.2 million (2007 - $20.3 million) and taxes of $0.3 million (2007 – $0.5 million).

16.

Capital disclosures

The capital structure of Enterra consists of unitholders’ equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	December 31, 2008	December 31, 2007
Components of capital:
Unitholders’ equity	294,416	219,184
Convertible debentures	113,420	111,692
Note payable	-	711
Bank indebtedness	95,466	171,953
Less:
Cash and cash equivalents	(13,638)	(3,554)
	489,664	499,986

The objectives of Enterra when managing capital are:

•

to reduce debt, with the long term goal to improve the balance sheet;

•

to manage capital in a manner which balances the interest of equity and debt holders;

•

to manage capital in a manner that will maintain compliance with its financial covenants; and

•

to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Enterra manages its capital structure as determined by management and approved by the board of directors.  Adjustments are made to the capital structure based on changes in economic conditions and planned requirements.  Enterra has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or balance equity, controlling the amount it returns to unitholders, and making adjustments to its capital expenditures program.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratios)	December 31, 2008	December 31, 2007
Interest coverage (1):
Cash flow over the prior four quarters	116,911	94,015
Interest expenses over the prior four quarters	18,088	21,732
	6.46 : 1.00	4.33 : 1.00

(1)

Note these amounts are defined terms within the credit agreements

As at December 31, 2008 and December 31, 2007, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since December 31, 2007 other than the changes to its credit facilities as described in note 6.

17.

Commitments

During 2008 total rental expense was $1.1 million (2007 - $1.2 million).  Enterra has commitments for the following payments over the next five years:

(in thousands of Canadian dollars)	2009	2010	2011	2012	2013	There-after
Office leases (1)	1,506	1,597	2,130	635	290	-
Vehicle and other operating leases	373	117	-	-	-	-
	1,879	1,714	2,130	635	290	-

(1) Future office lease commitments may be reduced by sublease recoveries totaling $1.6 million.

18.

Contingencies

Certain claims have been brought against Enterra in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

19.

Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	2008	2007
Revenue
Canada	170,534	128,406
U.S.	104,963	78,630
	275,497	207,036
Property, plant and equipment
Canada	232,335	315,569
U.S.	259,319	241,209
	491,654	556,778

20.

Related party transactions

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This relationship was entered into to provide temporary executive management services after the former Chief Executive Officer resigned.  This contract had terms that required payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 26, 2008.  During 2008, total payments of $0.8 million were made to Trigger Projects Ltd. and no balance was outstanding at December 31, 2008.

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of JV Partner during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of JV Partner.  As at December 31, 2008, a total of $27.9 million, split between $8.6 million of trade receivables and $19.3 million of long-term receivables, relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.  The receivables are for infrastructure costs incurred that are to be repaid by JV Partner over a three-year period and is subject to interest of 12% per annum.  For the year ended December 31, 2008, $1.7 million of interest income was earned on the long-term receivables from JV Partner (2007 – $0.4 million).  In 2008, $5.0 million of principal payments have been received (2007 - $1.1 million).

In 2007, Enterra paid Macon Resources Ltd. (“Macon”) $0.7 million, a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer.  Macon did not provide any services to Enterra during 2008 and therefore there were no payments made in 2008.  During Q1 2007, 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.